CONFIDENTIAL SUBMISSION

VIA EDGAR

September 8, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ozon Holdings Limited

Confidential Submission of Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of Ozon Holdings Limited, a private company organized under the laws of Cyprus (the “Company”), we hereby confidentially submit pursuant to Section 6(e) of the Securities Act of 1933, as amended, a Draft Registration Statement on Form F-1 (the “Registration Statement”) for confidential non-public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement.

The Company qualifies as an “Emerging Growth Company,” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. Prior to the completion of the offering contemplated by the Registration Statement, the Company will be converted from a private company incorporated in Cyprus into a public limited company incorporated in Cyprus, and will change its corporate name from Ozon Holdings Limited to Ozon Holdings PLC. The legal effect of the conversion of the Company will be limited to the change of legal form.

The Company confirms that it will publicly file the Registration Statement and any non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

If you have questions concerning this submission or require any additional information, please do not hesitate to contact me at +44 20 7786 9010 or by email (jcscoville@debevoise.com) or my partner, Alan Kartashkin, at +7 495 956 3858 or by email (akartashkin@debevoise.com).

Very truly yours,

/s/ James C. Scoville

James C. Scoville

cc:	Artem Afanasyev, Director of Legal, Ozon

J. David Stewart, Latham & Watkins LLP